FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: Notice on Applying to Delist American Depositary Shares from New York Stock Exchange and Terminate Registration with U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 6, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

November 6, 2014

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Takuya Kozuki, Representative Director, President

Shares listed: Tokyo, New York and London Stock Exchange

Contact: Junichi Motobayashi, General Manager, Finance and Accounting

Tel: +81-3-5771-0222

Notice on Applying to Delist American Depositary Shares from New York Stock Exchange and Terminate Registration with U.S. Securities and Exchange Commission

KONAMI CORPORATION (the “Company”) hereby announces that its Board of Directors has resolved, at a Board of Directors’ meeting held today, that the Company will apply for voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”). In connection with the delisting, the Company intends to file for the termination of registration of its ADSs under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.	Reasons for Delisting

The Company listed its ADSs on the NYSE in September 2002 mainly to diversify its opportunities for fund-raising and to raise the visibility of the KONAMI brand. Since then, the Company has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of the Company, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

While the Company believes the initial objectives of the U.S. ADS listing were mainly achieved, it has judged that the continued listing on the NYSE is not economically justified, taking into account the market changes as stated above and the fact that the trading volume of its ADSs on the NYSE accounts for only a small fraction of the total trading volume of its shares. Therefore, the Company has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act.

2.	Stock Exchanges on which the Company Will Maintain its Listings

The Company will maintain its listings on the Tokyo Stock Exchange and the London Stock Exchange.

3.	Schedule

Early April 2015	The Company to provide the NYSE with a written pre-notice of the delisting application

Mid- April 2015	The Company to file Form 25 with the SEC for delisting from the NYSE and deregistration with the SEC

Late April 2015	Delisting to become effective The Company to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act

July 2015	Deregistration with the SEC to become effective Termination of the Company’s reporting obligations under the Exchange Act to become effective

Note: The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects or requests an extended review or for other reasons.

4.	Future Plans

After the delisting of its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt Program in the U.S., and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, the Company will continue to disclose financial statements and other information, in English, on its website to ensure that its overseas shareholders and investors will continue to have appropriate information about the Company.

Starting from the Company’s annual report filed under the Financial Instruments and Exchange Law of Japan for the fiscal year ending March 31, 2015, the Company will prepare and disclose its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), instead of U.S. GAAP.

5.	Contact Information for Inquiries regarding the Company’s ADSs

JPMorgan Service Center (U.S.)

Tel:	U.S.: 800-990-1135 (toll free) International: +1- 651-453-2128

Website:	www.adr.com

E-mail:	jpmorgan.adr@wellsfargo.com

Shareholder Service Representatives are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Eastern Time in the U.S.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

End of File